UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CEC Entertainment, Inc.

(Name of Subject Company)

CEC Entertainment, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Michael H. Magusiak

President and Chief Executive Officer

4441 West Airport Freeway

Irving, Texas 75062

(972) 258-8507

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

D. Gilbert Friedlander

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by CEC Entertainment, Inc., a Kansas corporation (the “Company” or “CEC”). The Statement relates to the cash tender offer by Q Merger Sub Inc., a Kansas corporation (“Offeror”), which is a wholly-owned subsidiary of Queso Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), and any associated rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of January 15, 2014 by and between CEC and Computershare Trust Company, N.A., as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company at a purchase price of $54.00 per Share, payable net to the seller in cash, without interest and less any applicable withholding of taxes, if any. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by the Offeror and Parent with the SEC on January 16, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2014 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). Capitalized terms used in this Amendment but not defined herein shall the respective meaning given to such terms in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. This Amendment is being filed to amend and supplement Items 8 and 9 as reflected below:

Item 8.	Other Information

Item 8 of the Statement is hereby amended and supplemented by inserting a new subsection entitled Expiration of Tender Offer and Exercise of Top-Up Option following the final paragraph thereof as follows:

“Expiration of Tender Offer and Exercise of Top-Up Option”

“The Tender Offer expired at 9:30 a.m., New York City time, on Friday February 14, 2014. Computershare Trust Company, N.A., depository for the Tender Offer, advised the Offeror that, as of the expiration time of the Tender Offer, a total of approximately 11,953,853 Shares were validly tendered to the Offeror and not validly withdrawn in the Tender Offer, which represent approximately 68% of all issued and outstanding Shares on a fully diluted basis. The Offeror has accepted all Shares that were validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn during the offering period. Payment for such Shares will be made promptly, in accordance with the terms of the Tender Offer. Immediately prior to the time the Company accepted Shares for payment in the Tender Offer, the Rights expired in accordance with their terms without any payment in respect thereof.

On Friday, February 14, 2014, the Offeror and the Company issued a joint press release announcing the results of the Tender Offer and the consummation of the Merger. In order to complete the Merger, following the expiration of the Tender Offer, the Offeror exercised the Top-Up Option to purchase, at the Offer Price, a number of newly issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent and Offeror immediately prior to the exercise of the Top-Up Option, including all Shares validly tendered and not properly withdrawn in the Tender Offer, constituted one Share more than 90% of the total number of Shares then outstanding on a fully diluted basis. Following the closing of the purchase by Merger Sub of the Top-Up Shares, the Offeror effected the Short-Form Merger in accordance with the KGCC without prior notice to, or any action by, any Company stockholder other than the Offeror, and as a result, the Company became a wholly-owned subsidiary of Parent.

The press release announcing the expiration of the Tender Offer, the acceptance of Shares for payment and the completion of the acquisition of the Company is attached as Exhibit (a)(1)(H) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibits:

Exhibit No.	Description

(a)(1)(J)	Joint Press Release issued by Queso Holdings Inc., Q Merger Sub Inc. and CEC Entertainment, Inc. on February 14, 2014 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEC ENTERTAINMENT, INC.

Dated: February 14, 2014	By:	/s/ Jay A. Young
	Name:	Jay A. Young
	Title:	Senior Vice President and General Counsel

Exhibit Index

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated January 16, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Parent, the Offeror and the Company on January 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(a)(1)(G)	Summary Advertisement published in the Wall Street Journal and dated January 16, 2014 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO).

(a)(1)(H)	Press Release issued by the Company on January 16, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(a)(1)(I)	Opinion of Goldman, Sachs & Co. to the Board of Directors of CEC Entertainment, Inc., dated January 15, 2014.*

(a)(1)(J)	Joint Press Release issued by Queso Holdings Inc., Q Merger Sub Inc. and CEC Entertainment, Inc. on February 14, 2014 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(5)(A)	Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 21, 2014, in the District Court of Shawnee County, Kansas (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(5)(B)	Complaint filed by John Solak, individually and on behalf of all others similarly situated, on January 22, 2014, in the District Court of Shawnee County, Kansas, Civil Division (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(C)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on January 24, 2014, in the District Court of Shawnee County, Kansas. (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(D)	Amended Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 24, 2014, in the District Court of Shawnee County, Kansas (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(E)	Complaint filed by Louisiana Municipal Police Employees’ Retirement System, on behalf of itself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 31, 2014, in the District Court of Shawnee County, Kansas (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(F)	Amended Complaint filed by John Solak on behalf of himself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 30, 2014, in the District Court of Shawnee County, Kansas (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(e)(1)

Agreement and Plan of Merger among Queso Holdings Inc., Q Merger Sub Inc. and CEC

Entertainment, Inc., dated as of January 15, 2014 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities and Exchange Commission on January 16, 2014).

(e)(2)	Rights Agreement, dated as of January 15, 2014, between CEC Entertainment, Inc. and Computershare as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(e)(3)	Certification of Designation of Series B Junior Participating Preferred Stock, as filed with the Secretary of State of Kansas on January 16, 2014 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(e)(4)	Amendment to the Bylaws of CEC Entertainment, Inc., dated January 15, 2014 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. with the Securities Exchange Commission on January 16, 2014).

(e)(5)	Commitment Letter, dated as of January 15, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(e)(6)	Equity Commitment Letter, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. to Queso Holdings Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(7)	Limited Guarantee, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. in favor of CEC Entertainment, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(9)	Section 17-6712 of the KGCC relating to appraisal rights (incorporated by reference to Schedule II to the Offer to Purchase).

*	Previously filed.

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